Correspondence

June 1, 2009

Ms. Tabatha Akins
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mach One Corporation Form 8-K/A Amendment filed May 29, 2009 File No. 333-146744

Dear Ms. Akins,

Following are Mach One’s responses to your comments. For your convenience, each of the Staff’s comments has been reprinted, whole, or in part, below and our responses are in bold.

FORM 8-K

Item 4.01 Changes in Registrant’s Certifying Public Accountant

1.	Your disclosure in the third paragraph states that Larry O’Donnell CPA, PC’s report on the financial statements for the year ended December 31, 2007 and 2008 “was not qualified or modified as to uncertainty, audit scope or accounting principles except for the Company’s ability to continue as a going concern.” We were unable to find such a disclosure in the report included in the Form 10-K filed April 15, 2009. Please advise or revise. We revised this wording in our Amended 8-K to read, “O’Donnell’s report on the financial statements of the Company for the fiscal years ended December 31, 2008 and 2007, and any later interim period, including the interim period up to and including the date the relationship with O’Donnell ceased, did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.”

2.	The current disclosure in the seventh paragraph does not appear to comply with Item 304(a)(2). We amended the disclosure in the seventh paragraph in order to comply with Item 304(a)(2) as follows:

“Prior to May 13, 2009, the date that Carver was retained as the principal independent accountants of the Company:
(i)    The Company did not consult with Carver regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;
(ii)    Neither a written report nor oral advice was provided to the Company by Carver that they concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; and
(iii) The Company did not consult Carver regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(iv)(B) of Regulation S-K.”

3.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Larry O’Donnell CPA, PC, as required by Item 304(a)(3) of Regulations S-K. Please ensure that your former accountants date their letter. We have included in the Amended 8-K, as Exhibit 16, a dated, signed and updated latter from our former accountants in compliance with Item 304(a)(3) of Regulations S-K.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick G. Sheridan

Patrick G. Sheridan
Chief Financial Officer